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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                           CURTISS-WRIGHT CORPORATION
                                (NAME OF ISSUER)

                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   231561 40 8
                                 (CUSIP NUMBER)

                               SINGLETON GROUP LLC
                          335 N. MAPLE DRIVE, SUITE 177
                             BEVERLY HILLS, CA 90210
                                 (310) 278-1177
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 29, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               (PAGE 1 OF 9 PAGES)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                                  ---------------------
  CUSIP NO. 231561 40 8               13D                    Page 2 of 9 Pages
-------------------------                                  ---------------------


================================================================================
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SINGLETON GROUP LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) X
                                                                 (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).

                                                                [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         -0- Shares
--------------------------------------------------------------------------------
8.       SHARED VOTING POWER

         940,740 Shares
--------------------------------------------------------------------------------
9.       SOLE DISPOSITIVE POWER

         -0- Shares
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER

         940,740 Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         940,740 Shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         21.5% (based on the number of shares issued and exchanged for shares of Curtiss-Wright Corporation's common stock owned by Unitrin, Inc. as of November 29, 2001 as reported on Curtiss-Wright Corporation's Current Report on Form 8-K/A filed with the Securities and Exchange Commission ("SEC") on December 3, 2001).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

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-------------------------                                  ---------------------
  CUSIP NO. 231561 40 8               13D                    Page 3 of 9 Pages
-------------------------                                  ---------------------


================================================================================
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAROLINE W. SINGLETON
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) X
                                                                 (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).

                                                                [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         -0- Shares
--------------------------------------------------------------------------------
8.       SHARED VOTING POWER

         940,740 Shares
--------------------------------------------------------------------------------
9.       SOLE DISPOSITIVE POWER

         -0- Shares
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER

         940,740 Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          940,740 Shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         21.5% (based on the number of shares issued and exchanged for shares of Curtiss-Wright Corporation's common stock owned by Unitrin, Inc. as of November 29, 2001 as reported on Curtiss-Wright Corporation's Current Report on Form 8-K/A filed with the SEC on December 3, 2001).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
================================================================================

-------------------------                                  ---------------------
  CUSIP NO. 231561 40 8               13D                    Page 4 of 9 Pages
-------------------------                                  ---------------------


================================================================================
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLIAM W. SINGLETON
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) X
                                                                 (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).

                                                                [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         1,363 Shares
--------------------------------------------------------------------------------
8.       SHARED VOTING POWER

         940,740 Shares
--------------------------------------------------------------------------------
9.       SOLE DISPOSITIVE POWER

         1,363 Shares
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER

         940,740 Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          942,103 Shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         21.5% (based on the number of shares issued and exchanged for shares of Curtiss-Wright Corporation's common stock owned by Unitrin, Inc. as of November 29, 2001 as reported on Curtiss-Wright Corporation's Current Report on Form 8-K/A filed with the SEC on December 3, 2001).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
================================================================================

-------------------------                                  ---------------------
  CUSIP NO. 231561 40 8               13D                    Page 5 of 9 Pages
-------------------------                                  ---------------------


================================================================================
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DONALD E. RUGG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) X
                                                                 (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).

                                                                [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         14 Shares
--------------------------------------------------------------------------------
8.       SHARED VOTING POWER

         940,740 Shares
--------------------------------------------------------------------------------
9.       SOLE DISPOSITIVE POWER

         14 Shares
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER

         940,740 Shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          940,754 Shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         21.5% (based on the number of shares issued and exchanged for shares of Curtiss-Wright Corporation's common stock owned by Unitrin, Inc. as of November 29, 2001 as reported on Curtiss-Wright Corporation's Current Report on Form 8-K/A filed with the SEC on December 3, 2001).
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP NO. 231561 40 8               13D                    Page 6 of 9 Pages
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                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class B Common Stock, par value $1.00 ("Class B Common Stock"), of Curtiss-Wright Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1200 Wall Street West, Lyndhurst, New Jersey 07071.


ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed jointly by the Singleton Group LLC ("LLC"), Caroline W. Singleton, William W. Singleton and Donald E. Rugg (collectively, "Reporting Persons"), pursuant to their agreement to the joint filing of this statement. Caroline W. Singleton, William W. Singleton, and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC.

        The LLC, a limited liability company formed under the laws of Delaware, is engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. Caroline W. Singleton is sole trustee of the Survivor's Trust under the Singleton Family Trust, which is a survivor's revocable trust formed under the laws of California. William W. Singleton is a manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Donald E. Rugg is controller of the Singleton Group. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.

        The principal business address of each of the Reporting Persons is: 335
N. Maple Drive, Suite 177, Beverly Hills, California 90210.

        None of the Reporting Persons has been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        None of the Reporting Persons has been party to any civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The shares of Class B Common Stock reported herein (the "Shares") were acquired by the LLC, William W. Singleton and Donald E. Rugg pursuant to the distribution on November 29, 2001 by Unitrin, Inc. of its equity position in the Company to Unitrin, Inc.'s shareholders. According to the Company's Current Report on Form 8-K/A filed on December 3, 2001, the shares of the Company's common stock owned by Unitrin, Inc. were

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  CUSIP NO. 231561 40 8               13D                    Page 7 of 9 Pages
-------------------------                                  ---------------------



exchanged for shares of Class B Common Stock pursuant to a plan of recapitalization. Immediately following the consummation of the plan of recapitalization, the shares of the Class B Common Stock were distributed to Unitrin, Inc.'s shareholders, including the Singleton Group LLC, William W. Singleton and Donald E. Rugg. As managers of the LLC, Caroline W. Singleton, William W. Singleton and Donald E. Rugg share voting and dispositive power with respect to the Shares held by the LLC and, accordingly, are deemed to be beneficial owners of the Shares held by the LLC.


ITEM 4. PURPOSE OF TRANSACTION.

        As disclosed in Item 3, the Reporting Persons acquired beneficial ownership of the Shares pursuant to the distribution on November 29, 2001 by Unitrin, Inc. of its equity position in the Company to Unitrin, Inc.'s shareholders. The Reporting Persons hold the securities reported in Item 5(a) for investment purposes. Although the Reporting Persons have no contract or agreement to purchase or sell shares from or to any person, they may individually or as a group purchase shares from time to time if shares are available at prices considered to be attractive for purchases, and may sell shares from time to time if shares can be sold at prices considered to be attractive for sales. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, availability and need for funds, and the evaluation of alternative interests.

        Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The LLC and Caroline W. Singleton, as a manager of the LLC, are each a beneficial owner of 940,740 shares of Class B Common Stock, which constitute
21.5 percent of the Class B Common Stock outstanding; William W. Singleton is a beneficial owner of 942,103 shares of Class B Common Stock, which constitute
21.5 percent of the Class B Common Stock outstanding; Donald E. Rugg is a beneficial owner of 940,754 shares of Class B Common Stock, which constitute
21.5 percent of the Class B Common Stock outstanding (all percentage figures are based on the number of shares of Class B Common Stock issued and exchanged for shares of the Company's common stock owned by Unitrin, Inc. as of November 29, 2001 as reported on the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 3, 2001). Caroline W. Singleton is the trustee and beneficiary of a trust that owns a membership interest in the LLC. William W. Singleton also is the trustee and beneficiary of a trust that owns a membership interest in the LLC.

        (b) The LLC, Caroline W. Singleton, William W. Singleton and Donald E. Rugg share voting and dispositive power with respect to the 940,740 shares of Class B Common

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-------------------------                                  ---------------------
  CUSIP NO. 231561 40 8               13D                    Page 8 of 9 Pages
-------------------------                                  ---------------------



Stock held by the LLC. In addition to the foregoing, William W. Singleton has sole voting and dispositive power with respect to the 1,363 shares of Class B Common Stock owned directly by him, and Donald E. Rugg has sole voting and dispositive power with respect to the 14 shares of Class B Common Stock owned directly by him.

        (c) None of the Reporting Persons has effected any transactions in the Class B Common Stock in the last 60 days.

        (d) None of the Reporting Persons knows any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by the Reporting Persons.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Caroline W. Singleton, William W. Singleton and Donald E. Rugg are the managers of the LLC, and under the LLC's operating agreement, have the power and authority as managers to vote and buy, sell and otherwise deal in securities, except that Caroline W. Singleton does not have direct or indirect voting power with respect to shares of a "controlled corporation" (as defined in Section 2036(b)(2) of the Internal Revenue Code of 1986, as amended). The managers of the LLC may be removed for or without cause by members having a majority interest in the LLC. Members of the LLC are not agents of the LLC nor may they bind or execute any instrument on behalf of the LLC.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 7.1 Joint Filing Agreement dated as of February 28, 2002.



                            [signature page follows]

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-------------------------                                  ---------------------
  CUSIP NO. 231561 40 8               13D                    Page 9 of 9 Pages
-------------------------                                  ---------------------



                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: as of February 28, 2002              Singleton Group LLC, a Delaware
                                            limited liability company


                                            By: /s/  CAROLINE W. SINGLETON
                                                --------------------------------
                                                 Caroline W. Singleton, Manager


                                            /s/ CAROLINE W. SINGLETON
                                            ------------------------------------
                                            Caroline W. Singleton


                                            /s/  WILLIAM W. SINGLETON
                                            ------------------------------------
                                            William W. Singleton


                                            /s/  DONALD E. RUGG
                                            ------------------------------------
                                            Donald E. Rugg



                                  EXHIBIT INDEX

        EXHIBIT NO.                        DESCRIPTION
        -----------                        ------------
        Exhibit 7.1      Joint Filing Agreement dated as of February 28, 2002.